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                              July 26, 2022

       Asaf Porat
       Chief Financial Officer
       AppYea, Inc.
       16 Natan Alterman St.
       Gan Yavne, Israel

                                                        Re: AppYea, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 12, 2022
                                                            File No. 333-264834

       Dear Mr. Porat:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

       Amendment No. 1 to Form S-1 filed July 7, 2022

       Cover Page

   1. We note your response to our prior comment 1. The first sentence of your cover page now discloses the exercise
price of your warrants but that the per share price will
                                                        be determined upon
effectiveness. However, in the fourth paragraph, as elsewhere, you disclose that the
offering price for all shares offered, including in the primary offering, will be fixed at $0.18
per share. Please correct this discrepancy. Further, please revise to explain the method for
determining the share price. Refer to Item 501(b)(3) of
                                                        Regulation S-K.
 Asaf Porat
FirstName  LastNameAsaf Porat
AppYea, Inc.
Comapany
July       NameAppYea, Inc.
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
2. We note your response to prior comment 2. Please disclose elsewhere in the prospectus that the primary and secondary offerings will run concurrently, for example in the Plan of
         Distribution section.
Explanatory Note, page 5

3. We note your response to our prior comment 13 and that you have updated the number of shares being offered by selling shareholders. Please revise the number of secondary shares that appears in your Explanatory Note, which appears to be incorrect. Use of Proceeds, page 29

4. We are unable to reconcile your use of proceeds at varying levels (i.e., 25%, 50%, 75%)
         based on the information provided. Please revise to disclose the amount of estimated offering expenses and debt repayment under each scenario and ensure that the total use of proceeds including such amounts does not exceed the estimated net proceeds as is the case with your current disclosure.
5. We note your response to prior comment 8 and reissue in part. Please add disclosure to the
         Use of Proceeds section regarding the interest rate and maturity date of the debt you intend to repay to Leonite Capital with the proceeds of this offering. Further, please disclose the use of the proceeds from the indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. Additionally, revise your filing throughout to disclose that you may receive proceeds from the Selling Shareholders' exercise of their warrants.
Dilution, page 30

6. We note your response to prior comment 8 and reissue in part. Please revise the Dilution section to include discussion of your plans if substantially less than the maximum proceeds are obtained.
Business
Manufacturing, page 43

7. We note your response to prior comment 9 and reissue in part. Please reconcile the discrepancy between your disclosure on page 41 that your products are manufactured according to proprietary specifications and your disclosure here that the
         components of the wristband are considered off the shelf products. Financial Statements
Note 8. Convertible Loans and Warrants, page F-14

8. You disclose that in connection with the issuance of convertible notes, the company received $250,000 and $110,000 from two investors during the year ended December 31,
         2021. Tell us how this is reflected in your Consolidated Statements of Cash Flows.
 Asaf Porat
FirstName  LastNameAsaf Porat
AppYea, Inc.
Comapany
July       NameAppYea, Inc.
     26, 2022
July 26,
Page  3 2022 Page 3
FirstName LastName
Exhibits

9. The Consent of Independent Registered Public Accounting Firm refers to an audit opinion date of July 8, 2022 while the audit opinion is dated May 5, 2022. Please revise.
        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at
(202) 551-3887 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology